Exhibit 12

RAYTHEON COMPANY
STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollar amounts in millions except for ratio)
(excludes RE&C for all periods except for interest, which includes RE&C)
(excludes AIS for all periods except for 1997, includes AIS interest for all periods)(1)

	Fiscal Year Ended						Nine Months Ended
	1997	1998	1999	2000	2001		Sept. 29, 2002	Sept. 30, 2001
Income (loss) from continuing operations before taxes per statements of income	$760	$1,579	$961	$837	$112		$862	$(147)
Add:
Fixed charges	429	813	859	876	807		509	622
Amortization of capitalized interest	2	2	2	2	2		1	2
Less:
Capitalized interest	4	2	2	2	1		—	1

Income as adjusted	$1,187	$2,392	$1,820	$1,713	$920		$1,372	$476

Fixed charges:
Portion of rents representative of interest factor	$28	$72	$117	$95	$92		$69	$69
Interest costs	397	739	740	779	714		440	552
Capitalized interest	4	2	2	2	1		—	1

Fixed charges	429	813	859	876	807		509	622

Equity security distributions	—	—	—	—	78	(2)	12	13

Combined fixed charges and preferred stock dividends	$429	$813	$859	$876	$885		$521	$635

Ratio of earnings to combined fixed charges and preferred stock dividends	2.8	2.9	2.1	2.0	1.0		2.6	0.7

(1)
The ratios for all periods presented, except for 1997, have been restated to exclude AIS, which was sold in the first quarter of 2002 and is included in discontinued operations. The Company determined that it was impracticable to exclude AIS in 1997 due to the significant acquisitions, divestitures, and reorganizations that occurred during 1997.

(2)	Earnings of $78 million were required to cover $7 million of equity security distributions because the Company's effective tax rate for the year ended December 31, 2001 was 91.1 percent.